05013327

Superior Plus

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

December 8, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the December 8, 2005 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

/encl.

h:\spif\SEC-ltr.doc

Superior Plus

NEWS

TSX: SPF.UN ***For Immediate Release***

December 2005 Cash Distribution – $0.205 per Trust Unit

Calgary, December 8, 2005... Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of December 2005 of $0.205 (20.5 cents) per trust unit payable on January 13, 2006. The record date is December 31, 2005 and the ex-distribution date will be December 28, 2005. The Fund's current annualized cash distribution rate is $2.46 per trust unit.

For income tax purposes, the income from the December 2005 cash distribution of $0.205 per trust unit is **estimated** to be:

- a return of capital of $0.0545 per trust unit
- a dividend of $0.0575 per trust unit
- other income of $0.0930 per trust unit

The final tax components for the December 2005 cash distribution and for the year 2005 will be confirmed with the January 2006 distribution on or about January 12, 2006.

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

The Fund holds 100% of Superior Plus Inc., which has five operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the second largest producer of potassium products in North America; ***JW Aluminum*** is a leading manufacturer of specialty, flat-rolled aluminum products in the United States; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange (the "TSX") as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.4 million
SPF.db	8% Debentures, Series 1	$ 9.0 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 61.1 million principal amount
SPF.db.b	5.75% Debentures	$175.0 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch, Vice-President, Investor Relations and Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973 / Toll Free: 1-866-490-PLUS (7587)
E-mail: treisch@superiorplus.com